                                                                  Exhibit (d)(9)

                                  AMENDMENT ONE
                            TO SUBADVISORY AGREEMENT

Schedule A of the Subavisory Agreement, between RiverSource Investments, LLC ("RiverSource Investments") and Principal Global Investors, LLC ("Subadviser") dated April 24, 2006, is amended as follows:

     Compensation pursuant to paragraph 4 of the Subadvisory Agreement shall be calculated in accordance with the following schedule, with respect to assets that are subject to the Subadviser's investment discretion in the following fund:

     For RiverSource Partners International Select Growth Fund, a series of RiverSource International Managers Series, Inc. (agreement between the Fund and RiverSource Investments dated April 10, 2008)

Average Daily Net Assets*    Rate
-------------------------   -----
First $250 million          40 bp
Next $250 million           35 bp
Next $500 million           30 bp

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*    When average daily new assets exceed the first breakpoint, multiple rates will apply, resulting in a blend rage, e.g. if average daily net assets are $275 million, a rate of 40bp would apply to $250 million and a rate of 35bp would apply to $25 million.

In witness whereof, the parties have caused this Amendment to be executed by their officers designated below as of this 10th day of September, 2008.

RIVERSOURCE INVESTMENTS, LLC            PRINCIPAL GLOBAL INVESTORS, LLC


By: /s/ Patrick T. Bannigan             By: /s/ Jill Hittner
    ---------------------------------       ------------------------------------
Name: Patrick T. Bannigan               Name: Jill Hittner
Title: Senior Vice President -          Title: Chief Financial Officer
Asset Management, Products
and Marketing